UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934
CBIZ, INC.
(Exact name of registrant as specified in its charter)

Delaware (State of incorporation or organization)	22-2769024 (I.R.S. Employer Identification No.)

6050 Oak Tree Boulevard South, Suite 500, Cleveland, Ohio (Address of principal executive offices)	44131 (Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Common stock, $0.01 par value per share	New York Stock Exchange
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☑
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐
Securities Act registration statement file number to which this form relates: Not applicable.
Securities to be registered pursuant to Section 12(g) of the Act: None.

INFORMATION REQUIRED IN REGISTRATION STATEMENT
Item 1. Description of Registrant’s Securities to be Registered.
     The authorized capital stock of CBIZ, Inc., which we refer to as the Company, consists of 250 million shares of common stock, par value $0.01 per share, and no shares of preferred stock.
     The holders of the Company’s common stock:
     • are entitled to dividends as may be declared by the Company’s Board of Directors, which we refer to as the Board, out of funds legally available therefore on a pro-rata basis;
     • are entitled to one vote for each share held on all matters submitted to a vote of stockholders;
     • are entitled, upon liquidation, dissolution or winding up of the Company, to share ratably in the company’s net assets remaining after the payment of any and all creditors; and
     • have such other rights and privileges as may be allowed them by the laws of the State of Delaware.
     The holders of the Company’s common stock are not entitled to cumulate their votes in the election of directors. As a result, the holder or holders of a majority of the outstanding shares of the Company’s common stock will be able to elect the Company’s directors then standing for election as terms expire. Holders of the Company’s common stock have no preemptive rights. Holders of the Company’s common stock have no sinking fund, redemption or conversion rights.
     The Company’s Board is authorized without further stockholder approval to issue from time to time shares of common stock in one or more series and, except for the rights and restrictions discussed above, to fix or alter the relative, participant, optional or special rights and any qualifications, limitations or restrictions of the shares of each such series. The issuance of any new series of common stock may have the effect of delaying, deferring or preventing a change in control of the Company’s management without further action by the Company’s stockholders and may adversely affect the voting and other rights of the Company’s common stockholders. The issuance of any new series of common stock with voting and conversion rights may adversely affect the voting power of the Company’s common stockholders, including the loss of voting control to others. The Company has no present plans to issue any new series of common stock.
     Certain provisions in the Company’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws could have the effect of delaying, deferring or preventing a change of control of the Company. These provisions provide that:
     • the Board is divided into three classes of directors, with one class to be elected to a three-year term at each annual meeting of stockholders;
     • a director may be removed only for cause upon the affirmative vote of the holder or holders of a majority of shares of the outstanding common stock, or two-thirds of the other directors;
     • the Board may increase its own size within certain limits and may appoint new directors to fill the resulting vacancies; and

     • unless otherwise provided by law, only the Board or the President of the Company may call special meetings of stockholders.
     In addition, neither the Amended and Restated Certificate of Incorporation nor the Amended and Restated Bylaws provide for cumulative voting for the election of directors. These provisions may delay stockholder actions on certain business combinations and on electing new members to the Board. These potential delays may discourage a stockholder who desires to participate in a business combination or to elect a new director from purchasing the Company’s common stock on the open market.
Item 2. Exhibits.
     No exhibits are required to be filed because no other securities of the Company are registered on the New York Stock Exchange, Inc. and the securities registered hereby are not being registered pursuant to Section 12(g) of the Exchange Act of 1934.

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

CBIZ, INC.

By:	/s/ Ware H. Grove

Name: Ware H. Grove
Title: Chief Financial Officer
Date: July 26, 2006